                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        AMENDMENT NO. 3 - Final Amendment

                           SAFEGUARD SCIENTIFICS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.10 Per Share,
                  Having an Exercise Price of More Than $15.00
                         (Title of Class of Securities)

                                   786449 10 8
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                               N. Jeffrey Klauder
                  Executive Vice President and General Counsel
                           Safeguard Scientifics, Inc.
                       Building 800, 435 Devon Park Drive
                            Wayne, Pennsylvania 19087
                                 (610) 293-0600
             (Name,address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing person)


                            CALCULATION OF FILING FEE

Transaction valuation*                                       Amount of filing fee
    $1,472,191                                                      $295**

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,604,171 shares of common stock of Safeguard Scientifics, Inc. having an aggregate value of $5,406,056 as of December 20, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

**   Previously paid.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with

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         which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid: Not applicable.
                    Form or Registration No.: Not applicable.
                          Filing party: Not applicable.
                           Date filed: Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /      third party tender offer subject to Rule 14d-1.
/X/      issuer tender offer subject to Rule 13e-4.
/ /      going-private transaction subject to Rule 13e-3.
/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [x]



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                             INTRODUCTORY STATEMENT

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on December 21, 2001, as amended (the "Schedule TO"), relating to our offer to the current employees of the Company and its wholly-owned subsidiary, aligne, Inc., to exchange, for compensatory purposes, options outstanding under the Company's 1990 Stock Option Plan, the 1999 Equity Compensation Plan and the 2001 Associates Equity Compensation Plan, all as amended to date (collectively, the "Equity Plans") to acquire options to purchase shares of the Company's Common Stock, par value $0.10 per share ("Option Shares"), having an exercise price of more than $15.00 (the "Eligible Options"), in exchange for shares of the Company's restricted common stock that will be granted under the Equity Plans (the "Restricted Stock").

Item 4.  Terms of the Transaction

Item 4 of the Schedule TO is hereby amended to provide the following information:

         The Offer to Exchange expired at 12:00 midnight, Eastern Standard Time, on January 22, 2002. Pursuant to the Offer to Exchange, the Company has accepted for exchange Eligible Options to purchase an aggregate of 1,516,070 shares of the Company's Common Stock. The Company will issue 419,625 shares of Restricted Stock in exchange for the Eligible Options surrendered in the offer.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Schedule TO is true, complete and correct.


                                   SAFEGUARD SCIENTIFICS, INC.


                                   /s/ N. Jeffrey Klauder
                                   --------------------------------------
                                   N. Jeffrey Klauder
                                   Executive Vice President and General Counsel

Date: January 23, 2002